UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on approval of the Term of Closing of Pendencies

with Novonor/Odebrecht

—

Rio de Janeiro, March 31, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved the execution of the Term of Closing of Pendencies (TCP) between, on the one hand, Petrobras and one of its affiliates (jointly, Petrobras) and, on the other hand, Novonor S.A. (previously called Odebrecht S.A.) and some of its affiliates (jointly, Novonor/Odebrecht), for the purpose of definitively terminating four contractual disputes by means of payment of amounts by Novonor/Odebrecht to Petrobras. Three of these disputes were under discussion in arbitration proceedings.

The TCP also aims to regulate the effects for Petrobras and Novonor/Odebrecht arising from the Leniency Agreement concluded, in 2018, by companies of the Novonor/Odebrecht Group with the Office of the Comptroller General and the Federal Attorney General's Office.

Petrobras will proceed with administrative improbity actions against companies of the Novonor/Odebrecht Group, seeking full compensation for the losses identified on account of the illicit acts revealed by Car Wash Operation, but, in prestige of the Leniency Agreements, while they are in effect, it will not seek sanctions or precautionary measures, among others, against these companies.

The TCP also provides that its execution does not exempt the companies of the Novonor/Odebrecht Group from submitting themselves to the evaluation process of the requirements to be included in the suppliers' registry or to participate in Petrobras' competitive contracting procedures, including integrity, according to the applicable rules, in a timely manner, in respect for the postulates of isonomy and impersonality.

In parallel, the Company has recommended that its affiliate Petrobras Netherlands BV (PNBV) also enter into an agreement with the shipyard Enseada Indústria Naval S.A., a company of the Novonor/Odebrecht Group, to resolve litigation between the said companies.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer